Cust Corp.

Statement of Changes in Shareholders' Equity

From November 22, 2021 (Inception) to December 31, 2021

(Unaudited)

	Common Stock						
	Shares		Amount		Accumulted deficit		Total Shareholders' Equity
Balance, November 22, 2021 (Inception)	11,100,000	$	111	$	-	$	111
Net loss	-		-		(111)		(111)
Balance, December 31, 2021	11,100,000	$	111	$	(111)	$	0